Explanation of Responses

(1)
On November 13, 2014, Insight Venture Partners V, L.P., Insight Venture Partners (Cayman) V, L.P., Insight Venture Partners V Coinvestment Fund, L.P. and Insight Venture Partners V (Employee Co-Investors), L.P. (collectively, the "Insight V Funds") distributed an aggregate 1,289,748 shares of Common Stock of the issuer pro rata to their partners in accordance with their respective ownership interests as determined in accordance with the applicable limited partnership agreement of such entities (the "First Distribution"). In connection with the First Distribution, Jeffrey Lieberman acquired direct ownership of 114 shares of Common Stock and ML & JL Holdings, LLC, an entity affiliated with Jeffrey Lieberman, acquired direct ownership of 585 shares of Common Stock.

On November 13, 2014, Insight Venture Associates V, L.L.C. ("Insight Associates V") distributed 168,147 shares of Common Stock of the issuer pro rata to its members in accordance with their respective ownership interests as determined in accordance with the limited liability company operating agreement of Insight Associates V (the "Second Distribution" and, together with the First Distribution, the "Distribution"). In connection with the Second Distribution, Jeffrey Lieberman acquired direct ownership of 9,222 shares of Common Stock.

Mr. Lieberman did not furnish any consideration in exchange for the shares of Common Stock received in connection with the Distribution. The business address for all of the above persons is: 1114 Avenue of the Americas, 36th Floor, New York, N.Y. 10036.